Exhibit 99.1

Atlas and Poseidon Announce Completion of Acquisition by Poseidon Acquisition Corp.

LONDON and TORONTO, March 28, 2023 – Atlas Corp. (“Atlas” or the “Company”) (NYSE: ATCO) and Poseidon Acquisition Corp. ("Poseidon"), an entity formed by certain affiliates of Fairfax Financial Holdings Limited ("Fairfax"), certain affiliates of the Washington Family ("Washington"), David Sokol, Chairman of the Board of Atlas, and Ocean Network Express Pte. Ltd. ("ONE"), and certain of their respective affiliates, today announced the completion of the previously announced transaction pursuant to which Poseidon acquired all outstanding common shares of Atlas not already owned by Fairfax, Washington and Mr. Sokol. Pursuant to the terms of the Agreement and Plan of Merger, dated October 31, 2022, by and among the Company, Poseidon and Poseidon Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger. Each Atlas common share issued and outstanding immediately prior to the effective time of the Merger, other than common shares held by Fairfax, Washington and Mr. Sokol, was converted into the right to receive $15.50 per share in cash. In addition, as previously announced, the first quarter dividend of $0.125 per share payable to common shareholders of record as of March 20, 2023 will be paid on March 31, 2023.

In connection with the consummation of the Merger, the Company requested that trading of the common shares on the New York Stock Exchange (the “NYSE”) be suspended with immediate effect (the “delisting”). Atlas preferred shares will remain outstanding and continue to trade on the NYSE.

Each of the Merger and the delisting constitutes a “Make-Whole Fundamental Change” under that certain indenture dated as of December 21, 2020, by and among the Company, Seaspan Corporation, a wholly owned subsidiary of the Company and The Bank of New York Mellon, as trustee, governing the exchangeable senior notes due 2025.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to the Special Committee and Gibson, Dunn & Crutcher LLP and Morris, Nichols, Arsht & Tunnell LLP are serving as legal advisors to the Special Committee. Citi is serving as financial advisor to ONE and Latham & Watkins LLP is serving as legal advisor to ONE. Torys LLP is serving as legal advisor to Fairfax, K&L Gates LLP is serving as legal advisor to Washington, and Honigman LLP is serving as legal advisor to David Sokol and Poseidon.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on disciplined capital deployment to create sustainable shareholder value. We target long-term, risk-adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. For more information visit atlascorporation.com.

About Fairfax

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Forward-Looking Statements

This release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this release. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual events could vary materially from the Company’s expectations. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in the Company’s filings with the SEC, which include, but are not limited to, those found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 16, 2023, the Company’s Proxy Statement filed as an exhibit to Schedule 13e-3, filed with the SEC on January 9, 2023, and the Company’s other filings with the SEC.

For further information:

Atlas Contacts:

Investor Inquiries:

Will Kostlivy

Investor Relations

Atlas Corp.

Tel. +1-888-829-0013

Email: IR@atlascorporation.com

Fairfax Financial Holdings Limited Contacts:

John Varnell

Vice President, Corporate Development

Tel. +1-416-367-4941